Exhibit 99.2

CYREN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2018

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2018, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2017 appearing in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”) and Item 5—"Operating and Financial Review and Prospects" of that 2017 Annual Report. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results, including the timing of future events, may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our 2017 Annual Report and elsewhere in this report.

Overview

Purpose built for the cloud, Cyren is an early pioneer and leading innovator of SaaS security solutions that protect businesses and their employees and customers from threats on the web, in email and on mobile devices. Our mission is to protect people and organizations from cyber threats when they use the internet.

Cyren’s cloud-first approach to security sets us apart from other vendors in the market. Cyren is an internet security company that is delivering security results that are disrupting legacy vendors and appliance-based solutions. Our security solutions are architected around the fundamental belief that internet security is a race against time – and the cloud best enables the speed, sophistication and advanced automation needed to detect and block threats as they emerge on the internet.

Cyren’s security cloud delivers faster detection and protection, with SaaS security solutions that inspect web and email traffic before it reaches a user’s browser or inbox – often identifying and blocking threats in just seconds. Our SaaS solutions are easy to deploy and manage, delivering critical security and faster innovation, for a low total cost of ownership.

Cyren’s cloud security services are delivered via two security platforms:

●	Cyren Cloud Security (CCS) – this SaaS security platform is designed for enterprise customers, and is sold either directly or through channel partners. Cyren Cloud Security services include Web Security, Email Security, DNS Security and Cloud Sandboxing.

●	Cyren Threat Intelligence Services (TIS) – this platform offers cloud-based cyber threat detection APIs, and SDKs to many of the world’s leading technology and security vendors. Cyren Threat Intelligence Services include Email Security, Web Security, Endpoint Security, and Advanced Threat Protection.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 2 to the consolidated financial statements in our 2017 Annual Report describes the significant accounting policies and methods used in the preparation of the consolidated financial statements.

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Operating results

Results of Operations

The following table sets forth financial data for the six month periods ended June 30, 2018 and 2017 (in thousands):

	Six Month Periods Ended June 30,
	2018	2017
Revenues	$16,826	$15,716
Cost of revenues	7,014	5,831
Gross profit	9,812	9,885
Operating expenses:
Research and development, net	7,019	4,643
Sales and marketing	8,202	7,324
General and administrative	3,985	3,242
Total operating expenses	19,206	15,209
Operating loss	(9,394)	(5,324)
Other income (loss), net	(17)	451
Financial expense, net	(98)	(205)

Loss before taxes on income	(9,509)	(5,078)
Tax benefit	94	97

Loss	$(9,415)	$(4,981)

Revenues. Revenues for the six months ended June 30, 2018 of $16.8 million increased by $1.1 million from $15.7 million in the same period in 2017, which represents a 7% increase. The increase was mainly driven by a large new contract with Microsoft and continued improvement in average selling prices in our CCS platform sales to enterprise accounts. The overall trend, in both Threat Intelligence services and CCS platform services to enterprise, continues to be positive. As we continue to enhance and improve our services, and as we continue to target larger enterprises, we expect to see a continued increase in the average selling prices and the average deal size in future quarters.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2018 of $7.0 million increased by $1.2 million from $5.8 million during the same period in 2017, which represents a 20% increase. The increase is mainly due to: (i) an increase in payroll and related expenses of $0.6 million as we increased our headcount in our Operations and Support departments by approximately 10 net new employees; (ii) an increase of $0.4 million in outside services and depreciation as we continue to invest in enhancing our cloud infrastructure; and (iii) an increase of $0.2 million in amortization of previously capitalized development expenses.

Research and Development, Net. Research and development expenses (“R&D”) for the six months ended June 30, 2018 of $7.0 million increased by $2.4 million from $4.6 million during the same period in 2017. The increase is mainly due to: (i) an increase in payroll and related expenses of $1.8 million as we increased our headcount in our research and development departments by approximately 14 net new employees; and (ii) an increase in outside services of $0.5 million. These increased investments in R&D are expected to continue in the near future and are reflective of our investment in enhancing and improving the services we deliver through our security platforms.

Sales and Marketing. Sales and marketing expenses for the six months ended June 30, 2018 of $8.2 million increased by $0.9 million from $7.3 million during the same period in 2017. The increase is mainly due to (i) an increase in payroll and related expenses of $0.7 million due to increased headcount during the six months period ended June 30, 2018 compared to the same period in 2017; and (ii) an increase of $0.2 million in marketing events and travel expenses. We expect to continue to enhance our sales and marketing efforts.

General and Administrative. General and administrative expenses for the six months ended June 30, 2018 of $4.0 million increased by $0.8 million from $3.2 million during the same period in 2017. The increase is mainly due to: (i) an increase in payroll and related expenses of $0.3 million as we increased our headcount in our admin departments by approximately 4 net new employees; (ii) a decrease in the bad debt allowance which resulted in a benefit of $0.2 million in the six months ended June 30, 2017; and (iii) an increase in travel, outside services and other general expenses.

Financial Expense, Net. Financial expenses, net, for the six months ended June 30, 2018 of $0.1 million decreased by $0.1 million from $0.2 million during the same period in 2017. The decrease is mainly due to the decrease in interest expense associated with the company’s convertible notes as the notes were converted in full in December 2017. We do not expect a significant change in the near future.

Tax Benefit. There was no change in the tax benefit between the six month periods ended June 30, 2018 and 2017. We do not expect a significant change in the near future.

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Liquidity and capital resources

We finance our operations primarily from our cash and cash equivalents and cash from operations. During past years we also held a short-term line of credit from a U.S. bank, however this line of credit was paid down in full and closed in February 2016. On March 27, 2017, we issued $6.3 million aggregate principal amount of convertible notes in a private offering, which were converted to 2,944,813 ordinary shares on December 24, 2017. In addition, on November 6, 2017, we realized net proceeds of approximately $19.0 million as a result of a private offering to Warburg Pincus, a global private equity firm, of 10,595,521 ordinary shares.

As of June 30, 2018 and December 31, 2017, we had approximately $16.6 million and $24.0 million of cash and cash equivalents, respectively.

Cash Flows from Operating Activities

In the six months ended June 30, 2018, net cash used in operating activities was $3.3 million and was primarily due to a net loss of $9.4 million adjusted for non-cash activity of $2.0 million amortization of intangible assets, $1.0 million depreciation of property and equipment, $0.7 million stock-based compensation expenses, alongside a $2.9 million increase in deferred revenues, and offset by an increase of $0.7 million in prepaid expenses and other receivables. The increase in deferred revenues was mainly due to the prepayment associated with the new Microsoft deal that was signed in April 2018.

In the six months ended June 30, 2017, net cash used in operating activities was $4.0 million and was primarily due to a net loss of $5.0 million adjusted for non-cash activity of $2.0 million amortization of intangible assets, $0.6 million depreciation of property and equipment, and $0.6 million stock-based compensation expenses, offset, in part, by an increase in prepaid expenses and other receivables of $0.9 million, a decrease in deferred revenues of $0.5 million, an increase in trade receivables of $0.4 million and one-time adjustment to other income of $0.4 million related to an investment in affiliate.

Cash Flows from Investing Activities

In the six months ended June 30, 2018, net cash used in investing activities consisted of $1.5 million capitalization of technology and $1.8 million purchase of property and equipment.

In the six months ended June 30, 2017, net cash used in investing activities primarily consisted of $1.5 capitalization of technology and $0.5 million purchase of property and equipment, offset by $0.5 million proceeds from sale of investment in affiliate.

Our capital expenditures over the last two years consisted primarily of continued investment in R&D and also purchases of property and equipment to expand our data centers and to invest in our infrastructure in order to support new business and the growth of the Company.

Cash Flows from Financing Activities

In the six months ended June 30, 2018, net cash used in financing activities was $0.3 million and consisted of $0.6 million payment of our earn-out consideration, offset by $0.3 million proceeds from the exercise of stock options. The convertible notes including all accrued interest as of December 24, 2017 were converted into 2,944,813 shares at a price per share of $1.85.Subsequently, as of June 30, 2018 there are no convertible notes or accrued interest on account of convertible notes, and no financial debt on the Company’s balance sheet.

In the six months ended June 30, 2017, net cash provided by financing activities was $6.4 million and was due to net proceeds of $6.3 million from the issuance of convertible notes and $0.1 million proceeds from the exercise of stock options.

Working Capital

As of June 30, 2018, and 2017 the Company had positive working capital of $5.7 million and $4.2 million, respectively. The increase in working capital is primarily due to the significant capital raised during 2017 from the issuance of the convertible notes and the private offering of ordinary shares to Warburg Pincus.

Outlook

Based on the cash balance at June 30, 2018, current projections of revenues and related expenses, we believe we have sufficient cash to continue operations through 2019.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 27, 2018.

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